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                                                                         0-22624
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                                                                 SEC FILE NUMBER

                                                                       344123104
                                                                       ---------
                                                                    CUSIP NUMBER



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                  (Check One):

[ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K    [x] Form 10-Q   [ ] Form N-SAR
                    Period Ended: March 29, 1998

                [ ] Transition Report on Form 10-K
                [ ] Transition Report on Form 20-F
                [ ] Transition Report on Form 11-K
                [ ] Transition Report on Form 10-Q
                [ ] Transition Report on Form N-SAR
                For the Transition Period Ended:       N/A

________________________________________________________________________________
         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
________________________________________________________________________________
         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                              N/A
________________________________________________________________________________

Part I-Registrant Information
________________________________________________________________________________

Full Name of Registrant:
               Foamex International Inc.

Former Name if Applicable:
               N/A

Address of Principal Executive Office (Street and Number):
               1000 Columbia Avenue

               City, State and Zip Code
                     Linwood, PA 19061
________________________________________________________________________________


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Part II-Rules 12b-25 (b) and (c)
_______________________________________________________________________________

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]  (b)   The subject annual report, semi-annual report, transition report on
           Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c)   The accountant's statement or other exhibit required by Rule 12b-25
           (c) has been attached if applicable.

_______________________________________________________________________________

Part III-Narrative
_______________________________________________________________________________

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

    On February 27, 1998, Foamex International and certain of its affiliates engaged in a series of transactions (collectively, the "GFI Transaction") designed to simplify Foamex International's corporate structure and to provide future operational flexibility. On March 16, 1998, Trace International Holdings, Inc. ("Trace") offered to purchase all of the shares of Foamex International's common stock not otherwise owned by Trace or its subsidiaries (the "Trace Offer"). The GFI Transaction and the Trace Offer have required a substantial time commitment from the employees of Foamex International and its subsidiaries. Due to the time spent by such employees working on these transactions, the registrant's Form 10-Q for the fiscal quarter ended March 29, 1998 could not be filed within the prescribed time period without unreasonable effort or expense.

_______________________________________________________________________________

Part IV-Other Information
_______________________________________________________________________________

    (1) Name and telephone number of person to contact in regard to this notification

R. Allen Baker                     610                        859-3129
________________________      __________________       _________________________
(Name)                           (Area Code)              (Telephone Number)










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    (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                [x] Yes  [ ] No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                [ ] Yes  [x] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made





















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                            Foamex International Inc.
                   -------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: 5/14/98                               By: /s/ R. Allen Baker
      ________________________                 _______________________________
                                               Name:  R. Allen Baker
                                               Title: Vice President and
                                                       Chief Accounting Officer
















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